BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

June 16, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	J. Nolan McWilliams, Attorney-Advisor

John Stickel, Attorney

Effie Simpson, Accountant

Claire Erlanger, Accountant

Re:	OGL Holdings, Ltd. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on March 30, 2016

File No. 333-210468

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s comment letter dated June 13, 2016 (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1. In response to your comment and in accordance with Rule 8-08 of regulation S-X we have included the Registrant’s financial statements for the quarter ended March 31, 2016.

Selling Shareholders, page 21

2. In accordance with your comment we have added the percentage numbers of 1% and above to the table on page 22.

Northern California Office
1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850
- An Association of Law Firms -

June 16, 2016

Re: OGL Holdings, Ltd. (“Registrant”)

Form 10-K for the year ended December 31, 2015

Exhibit 31 Certification Pursuant to Section 302

Exhibit 32 Certification Pursuant to Section 906

3. First, there has been no change in management since the filing of the Registrant’s Form 10-K. Second, in accordance with your comment, we have filed amendments to the Registrant’s Form 10-K for the year ended December 31, 2015 and to its Form 10-Q for the quarter ended March 31, 2016. The amendments revise signature pages and Certifications to conform the proper signatories to the current officers with the authority to sign.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Lim Kun Lim, President